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SEC1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITES AND EXCHANGE COMMISSTION Washington, DC 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . 14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                        )*

New York Medical, Inc. (Name of Issuer)
Common Stock, $0.25 per value (Title of Class of Securities)
22674W108 (CUSIP Number)
Luigi Piccione 15 Percy Williams Drive, East Islip, NY 11730 (631) 697-1755 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 26, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 140.13s-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of he schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Luigi Piccione

2.	CHECK THE APPROPRIATE BOX IF A MEMBER		(a) ☐
	OF A GROUP		(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER: 1,750,000

		8.	SHARED VOTING POWER: -0-

		9.	SOLE DISPOSITIVE POWER: 1,750,000

		10.	SHARED DISPOSITIVE POWER: -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.38%

14.	TYPE OF REPORTING PERSON: IN

Item 1. Security and Issuer.

        This statement (this "Statement") relates to the common stock, par value $0.25 per share ("Common Stock") of New York Medical, Inc. (formerly known as Mojave Southern Inc.), a Nevada corporation (the "Issuer"). Based upon the information contained in the Form 8-K filed by the Issuer on September 26, 2002 (the "Issuer 8-K"), the principal executive offices of the Issuer are located at 3779 E. Desert Inn Road, Las Vegas, Nevada 89121.

Item 2. Identity and Background.

(a)	This statement is being filed by Luigi Piccione.
(b)	Mr. Piccione's address is 15 Percy Williams Drive, East Islip, NY 11730.
(c)	Mr. Piccione's principal business activity is investor/consultant.
(d)-(e)	Mr. Piccione, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Piccione is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Piccione used personal assets to acquire 1,750,000 shares of Common Stock of the Issuer; See Item 5 for a description of the transaction pursuant to which Mr. Piccione was issued such shares.

Item 4. Purpose of Transaction.

        The 1,750,000 shares of Common Stock of the Issuer were acquired by Mr. Piccione for investment purposes.

        Except as otherwise described herein, Mr. Piccione, has no plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

(a)
At the date of this Statement, Mr. Piccione beneficially owns 1,750,000 shares of Common Stock of the Issuer. Based upon information set forth in the Issuer's 8-K, 1,750,000 shares represent approximately 7.38% of the 23,725,000 total number of the issued and outstanding shares of Common Stock of the Issuer as of September 26, 2002.

(b)
Mr. Piccione has sole dispositive and voting power with respect to 1,750,000 shares of Common Stock of the Issuer.

          (c)  No transactions in the shares of Common Stock were effected by Mr. Piccione during the past 60 days, except with respect to the following transaction. The Issuer (formerly known as Mojave Southern, Inc.) and Critical Home Care Inc. ("CHCI") entered into an Acquisition Agreement, dated September 16, 2002 (the "Acquisition Agreement"), whereby the Issuer acquired all of the outstanding shares of common stock of CHCI. Pursuant to the Acquisition Agreement, each issued and outstanding share of CHCI was exchanged for one share of Common Stock of the Issuer. Prior to the acquisition, Mr. Piccione owned 1,750,000 shares of common stock of CHCI. As part of the acquisition, Mr. Piccione exchanged his shares for 1,750,000 shares of the Issuer's Common Stock. According to the Acquisition Agreement filed as an exhibit to the Issuer's 8-K, the Issuer has agreed to change its name to Critical Home Care, Inc.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Piccione and any other person or entity with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2002	/s/ Luigi Piccione Luigi Piccione

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